SUB-ITEM 77D


On April 20, 1999, the Board of Trustees of American General
Series Portfolio Company 3 approved certain changes to the non-fundamental investment policies regarding social criteria for the American General Socially Responsible Fund. The Board approved adding to the Fund's social criteria as companies in which the Fund would not invest, companies that manufacture alcoholic beverages and companies that operate gambling casinos.
In addition, the Board approved refining the social criteria to better account for the extent of a company's involvement in a prohibited business (i.e., the slightest involvement by a company in one of the prohibited businesses would render the company ineligible for investment). The investment policies were revised to only prohibit investment in companies that are significantly involved in a prohibited business.


On July 27, 1999, the Board of Trustees of American General
Series Portfolio Company 3 approved revising the American
General Growth Lifestyle Fund's asset allocation range in large capitalization equity securities to 20% - 30% from 25% - 35% and the American General Moderate Growth Lifestyle Fund's asset allocation range in large capitalization equity securities to 25% - 35% from 25% - 30%.

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